

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 31, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item 1

BBVA

Banco Bilbao Vizcaya Argentaria

Comunicación e Imagen

PRESS RELEASE

January 30, 2002

2001 Earnings

BBVA ATTRIBUTABLE PROFIT RISES 5.9% IN 2001 TO €2.36 BILLION

THE GROUP EARMARKS €1.35 BILLION TO PROVISIONING ITS RISK IN ARGENTINA, INCLUDING CONSOLIDAR AND INDUSTRIAL SHAREHOLDINGS

- **The growth in recurrent Earnings permits strong provisions to be made, in spite of having materialized lower capital gains**
- **Net Interest Income grew 26%, Basic Margin 24%, Ordinary Revenue 20% and Operating Income 28%**
- **Efficiency improved from 53.3% to 50.4% thanks to cost control in Spain and America**
- **The Group maintains financial and economic soundness and raises its BIS Ratio from 11.9% to 12.6% last year**
- **NPL's declined to 1.71% (0.92% in Spain and 3.73% in America) and coverage rose to 221.6%**
- **Business in Spain showed growing dynamism, with significant recovery of lending and asset and deposit gathering**
- **BBVA America recorded prudent lending performance and positive performance in asset and deposit gathering**

BBVA achieved in 2001 an attributable profit, after taxes and minority interest, of €2.36 billion, up 5.9% on 2000. In an environment of greater economic uncertainty and an important crisis in Argentina, the Group has chosen an extremely cautious provisioning policy, which has been possible thanks to the positive performance of recurrent business, with growth greater than or equal to 20% in all margins, and in spite of the lower capital gains recorded in the year. BBVA closes the year with substantial improvements in the BIS Ratio, which stands at 12.6%, efficiency (50.4%), NPL's (1.71%) and coverage (221.6%).

The crisis in Argentina has triggered total provisions of €1.35 billion charged against 2001 earnings, the effect of which at the level of attributable profit is €743 million.

With this provision, all risks at BBVA Banco Francés (writedown of notional book value, amortization of goodwill and subordinated debt of BBVA Banco Francés), as well as the entire goodwill of AFP Consolidar and the impact on the industrial shareholdings carried by the equity method, are covered.

Growth in all margins

The high provisions have been possible thanks to the favorable performance of all recurrent business margins, growing 20% or more in the year.

In 2001, BBVA's Net Interest Income grew 26.2% to €8.82 billion; Basic Margin 24.1% to €12.85 billion; and Ordinary Revenue 19.8% to €13.35 billion.

For its part, an effective cost control allowed an increase of 27.9% in Operating Income, to €5.60 billion. Excluding Financial Operations, Operating Income grew 42% In 2001.

BBVA recorded a new improvement in efficiency, by lowering its efficiency ratio from 53.3% in December 2000 to 50.4% to year-end 2001. At BBVA America, efficiency improved from 57.5% to 51.4%, and at BBVA ex-America, from 45% to 44%.

Net income from companies carried by the equity method fell 33.3%, yielding Business Income for the Group of €5.99 billion, which was up 20.7%.

The strict streamlining policy in 2001 has led to a total of €3,51 billion in various provisions, amortizations and other writedowns, including the above-mentioned coverage of risk in Argentina. This figure is up 69% on the year 2000.

The significant volume of provisions has been possible despite a 25% decline in capital gains in 2001, which were €1.21 billion as opposed to €1.61 billion in 2000.

The above yielded pre-tax profit of €3.63 billion at the close of 2001, down 6.2% on 2000. The lower Corporate Tax payment and the lower income attributed to minority interests allowed for an attributable profit of €2.36 billion, up 5.9% on 2000.

Earings Per Share (EPS) grew 1.7%, up to €0,74. At the close of 2001, the return on equity (ROE) was 18%, and the return on assets (ROA) 0.99%. These figures compare quite favorably in international terms.

Positive evolution of business

Due to the conclusion of the integration process at the beginning of 2001, in the second half of the year BBVA registered a significant growth of its business in Spain, with a clear recovery in lending and funds-capture. In Latin America, business was characterized by prudence in lending and a favorable performance of funds-capture.

At the consolidated level, the Group's total assets grew 4.4% In the year to €309.25 billion. Lending rose 9.4% to €156.15 billion, and total funds managed grew 6.4% to €323.98 billion.

BBVA continued improving its NPL ratio to 1.71% at the close of 2001, compared to 1.96% at the end of 2000. At BBVA ex-America, the NPL ratio fell to 0.92% (0.95% at December 2000) and at BBVA America to 3.73% (4.64% in December 2000).

This improvement in NPL's was combined with an increase in coverage ratios, which at the Group level reached 221.6%, as opposed to 189.5% at the close of last year. The coverage ratio at BBVA ex-America rose to 172.8% (159.5% at December 2000). At BBVA America it reached 252% (205.7% in December 2000).

Financial Strength

BBVA closed fiscal year 2001 with increased capital soundness. At December 2001, BBVA's BIS Ratio was 12.6%, versus 11.9% in December 2000. At year-end 2001, its equity surplus was €6.32 billion, up 31.9% on December 2000.

At the close of 2001, BBVA had more than 1.2 million shareholders, 98,588 employees (64,835 of which are located in Latin America) and a network of 8,288 branches. At December 31, BBVA ranked as Spain's leading bank, and third in the Euro zone, for stock market capitalization, with a market value of €44.42 billion.

BBVA Group highlights (Consolidated figures)				
	2001		2000	
	Pesetas	Euros	Euros	Δ%
BALANCE SHEET (millions)				
Total assets	51,454,185	309,246	296,145	4.4
Total lending (gross)	25,980,762	156,148	142,771	9.4
Customer funds recorded on balance sheet	33,191,661	199,486	185,718	7.4
Other customer funds managed	20,714,352	124,496	118,831	4.8
Total customer funds managed	53,906,013	323,982	304,549	6.4
Shareholders' funds (including profit of the year)(1)	2,215,331	13,314	13,265	0.4
INCOME STATEMENT (millions)				
Net interest income	1,468,207	8,824	6,995	26.2
Basic margin (net interest income and net fee income)	2,140,011	12,862	10,364	24.1
Ordinary revenue	2,221,556	13,352	11,143	19.8
Operating income	931,566	5,599	4,376	27.9
Business income (operating income and net income from companies carried by the equity method)	996,901	5,992	4,965	20.7
Pre-tax profit	604,660	3,634	3,876	(6.2)
Net attributable profit	393,226	2,363	2,232	5.9
DATA PER SHARE AND MARKET CAPITALISATION (31-12)				
Share price	2,313	13,90	15,85	(12.3)
Market capitalisation (millions)	7,391,256	44,422	50,654	(12.3)
Net attributable profit	123	0,74	0,73	1.7
Book value	693	4,17	4,15	0.4
PER (Price Earnings Ratio; times)		18,8	21,8	
P / BV (Price /Book value; times)		3,3	3,8	
RELEVANT RATIOS (%)				
Operating income / ATA		1,85	1,63	
Operating income excluding market operations / ATA		1,69	1,34	
ROE (Net attributable profit / Average equity)		18,0	21,1	
ROA (Net income / Average total assets)		0,99	1,08	
RORWA (Net income / Risk weighted assets)		1,78	1,85	
Efficiency ratio		50,4	53,3	
NPL ratio		1,71	1,96	
Coverage ratio		221,6	189,5	
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)				
Total		12,6	11,9	
TIER I		8,5	8,9	
OTHER INFORMATION				
Number of shares (millions)		3,196	3,196	
Number of shareholders		1,203,828	1,299,621	
Number of employees		98,588	108,082	
• Spain		31,686	33,733	
• America (2)		64,835	72,314	
• Rest of the world		2,067	2,035	
Number of branches		8,288	8,946	
• Spain		3,620	3,864	
• America (2)		4,461	4,865	
• Rest of the world		207	217	
1) After distribution of fiscal year earnings. (2) This heading includes BBVA Group's banking and pension management activities in all Latin American countries in which it is present. N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.				

Consolidated income statement
(Millions of euros)

	2001	Δ%	2000
Financial revenues	21,608	11.8	19,325
Financial expenses	(13,279)	4.4	(12,714)
Dividends	495	28.9	384
Financial revenues	**8,824**	**26.2**	**6,995**
Financial expenses	4,038	19.8	3,369
BASIC MARGIN	**12,862**	**24.1**	**10,364**
Market operations	490	(37.1)	779
ORDINARY REVENUE	**13,352**	**19.8**	**11,143**
Personnel costs	(4,243)	12.4	(3,774)
General expenses	(2,482)	14.7	(2,163)
GENERAL ADMINISTRATIVE EXPENSES	**(6,725)**	**13.3**	**(5,937)**
Depreciation and amortization	(742)	13.7	(653)
Other operating revenues and expenses (net)	(286)	62.0	(177)
OPERATING INCOME	**5,599**	**27.9 (1)**	**4,376**
Net income from comp, carried by the eq. method	393	(33.3)	589
Memorandum item: dividends received	(379)	41.3	(268)
BUSINESS INCOME	**5,992**	**20.7**	**4,965**
Amortization of goodwill in consolidation	(623)	(6.3)	(665)
Net income on Group transactions	954	(27.0)	1,307
Net loan loss provisions	(1,919)	97.2	(973)
• Gross provisions	(2,501)	55.1	(1,612)
• Reversals	294	(19.5)	365
• Recoveries	288	5.2	274
Net securities writedowns	(43)	n.s.	(7)
Extraordinary items (net)	(727)	(3.3)	(751)
Of which: special reserves	(926)	116.0	(429)
PRE-TAX PROFIT	**3,634**	**(6.2)**	**3,876**
Corporate income tax	(625)	(35.0)	(962)
NET INCOME	**3,009**	**3.2**	**2,914**
Minority interests	(646)	(5.4)	(682)
• Preference shares	(316)	9.5	(288)
• Other	(330)	(16.2)	(394)
NET ATTRIBUTABLE PROFIT	**2,363**	**5.9**	**2,232**
MEMORANDUM ITEM:			
Net attributable (millions of pesetas)	393,226		371,388

(1) Excluding market operations, the increase of operating income would be 42.0%.

Item 2


RESULTS
QUARTERLY REPORT
2001 Results
BBVA

RESULTS

QUARTERLY REPORT

2001 Results

BBVA

RESULTS

QUARTERLY REPORT

2001 Results

BBVA


QUARTERLY REPORT

2001 Results

CONTENTS


BBVA



BBVA Group highlights (Consolidated figures)

	2001 Pesetas	2001 Euros	2000 Euros	Δ% (YoY)
BALANCE SHEET (millions)				
Total assets	51,454,185	309,246	296,145	4.4
Total lending (gross)	25,980,762	156,148	142,771	9.4
Customer funds recorded on balance sheet	33,191,661	199,486	185,718	7.4
Other customer funds managed	20,714,352	124,496	118,831	4.8
Total customer funds managed	53,906,013	323,982	304,549	6.4
Shareholders' funds (including profit of the year)[1]	2,215,331	13,314	13,265	0.4
INCOME STATEMENT (millions) (3Q)				
Net interest income	1,468,207	8,824	6,995	26.2
Basic margin (net interest income and net fee income)	2,140,011	12,862	10,364	24.1
Ordinary revenue	2,221,556	13,352	11,143	19.8
Operating income	931,566	5,599	4,376	27.9
Business income (operating income and net income from companies carried by the equity method)	996,901	5,992	4,965	20.7
Pre-tax profit	604,660	3,634	3,876	(6.2)
Net attributable profit	393,226	2,363	2,232	5.9
DATA PER SHARE AND MARKET CAPITALISATION (31-12)				
Share price	2,313	13.90	15.85	(12.3)
Market capitalisation (millions)	7,391,256	44,422	50,654	(12.3)
Net attributable profit	123	0.74	0.73	1.7
Book value	693	4.17	4.15	0.4
PER (Price Earnings Ratio; times)		18.8	21.8	
P / BV (Price /Book value; times)		3.3	3.8	
RELEVANT RATIOS (%)				
Operating income / ATA		1.85	1.63	
Operating income excluding market operations / ATA		1.69	1.34	
ROE (Net attributable profit / Average equity)		18.0	21.1	
ROA (Net income / Average total assets)		0.99	1.08	
RORWA (Net income / Risk weighted assets)		1.78	1.85	
Efficiency ratio		50.4	53.3	
NPL ratio		1.71	1.96	
Coverage ratio		221.6	189.5	
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)				
Total		12.6	11.9	
TIER I		8.5	8.9	
OTHER INFORMATION				
Number of shares (millions)		3,196	3,196	
Number of shareholders		1,203,828	1,299,621	
Number of employees		98,588	108,082	
• Spain		31,686	33,733	
• America [2]		64,835	72,314	
• Rest of the world		2,067	2,035	
Number of branches		8,288	8,946	
• Spain		3,620	3,864	
• America [2]		4,461	4,865	
• Rest of the world		207	217	

(1) After distribution of fiscal year earnings.
(2) This heading includes BBVA Group's banking and pension management activities in all Latin American countries in which it is present.

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.


Net attributable profit
Millions of euros
+5.9%
1,746
2,232
2,363
1999
2000
2001


Year on year increases 2001 / 2000
Percentage
26.2
24.1
42.0
27.9
Excluding market operations
Net interest income
Basic margin
Operating income


ROE
Percentage
21.9
21.1
18.0 (*)
1999
2000
2001

(*) *Affected by the capital increase carried out in May 2000*


ROA
Percentage
0.98
1.08
0.99
1999
2000
2001


Business volume (*)
Billions of euros
+7.3%
359
447
480
Dec. 99
Dec. 00
Dec. 01

(*) *Gross lending and customer funds managed*


Capital base
Percentage
11.3
11.9
12.6
Tier II
Tier I
Dec. 99
Dec. 00
Dec. 01


BBVA Group business activity
4

Consolidated balance sheet

(Millions of euros)

	31-12-01	Δ% (YoY)	30-09-01	31-12-00
Cash on hand and on deposit at Central Banks	9,240	28.4	7,437	7,198
Due from credit entities	23,199	(34.3)	28,258	35,334
Total net lending	150,220	9.3	139,739	137,467
Fixed-income portfolio	81,816	12.7	79,805	72,624
• Government debt securities	20,165	36.9	18,503	14,735
• Other debt securities	61,651	6.5	61,302	57,889
Equities portolio	11,430	(2.0)	10,878	11,661
• Companies carried by the equity method	7,756	(10.1)	8,290	8,623
• Other holdings	3,674	20.9	2,588	3,038
Goodwill in consolidation	4,617	13.3	4,503	4,075
Property and equipment	6,172	3.4	6,039	5,969
Treasury Stock	76	(32.6)	85	113
Prior years' losses at consolidated companies	2,885	6.6	2,428	2,706
Other assets	19,591	3.1	18,580	18,998
TOTAL ASSETS	309,246	4.4	297,752	296,145
Due to credit entities	64,588	(5.4)	64,876	68,284
Customer funds	199,486	7.4	187,911	185,718
• Deposits	166,499	8.0	154,571	154,144
• Marketable debt securities	25,376	(4.1)	27,530	26,462
• Subordinated debt	7,611	48.9	5,810	5,112
Other liabilities	20,634	14.9	19,835	17,951
Net income	3,009	3.2	2,524	2,914
Minority interests	6,394	1.4	7,161	6,304
Capital	1,566	–	1,566	1,566
Reserves	13,569	1.2	13,879	13,408
TOTAL LIABILITIES	309,246	4.4	297,752	296,145
Other customer funds managed	124,496	4.8	115,311	118,831
• Mutual funds	49,901	(0.3)	46,813	50,035
• Pension funds	41,249	7.6	37,484	38,319
• Customers' portfolios and assets	33,346	9.4	31,014	30,477
MEMORANDUM ITEMS:				
Average total assets	302,662	12.4	301,485	269,158
Risk-weighted average assets	169,028	7.3	168,983	157,601
Average shareholders' funds	13,159	24.6	12,966	10,564


Total assets
4.4%
Billions of euros
238
296
309
Dec. 99
Dec. 00
Dec. 01


Gross lending
+9.4%
Billions of euros
116
145
156
Dec. 99
Dec. 00
Dec. 01


Breakdown of gross lending
Percentage
33.2
35.6
36.2
Secured loans
66.8
64.4
63.8
Other
Dec. 99
Dec. 00
Dec. 01



BBVA

Breakdown of consolidated balance sheet (Millions of euros)

	BBVA ex-America 31-12-01	Δ% (YoY)	BBVA America 31-12-01	Δ% (YoY)	Unassigned items	Consolidated BBVA Group
Cash on hand and on deposit at Central Banks	2,581	12.0	6,659	36.1	–	9,240
Due from credit entities	15,993	(50.5)	12,625	60.5	(5,419)	23,199
Total net lending	110,242	8.0 [1]	40,036	12.4	(58)	150,220
Fixed-income portfolio	45,997	18.6	36,016	5.2	(197)	81,816
• Government debt securities	20,165	36.8	–	–	–	20,165
• Other debt securities	25,832	7.5	36,016	5.2	(197)	61,651
Equities portolio	9,841	0.1	1,589	(13.1)	–	11,430
Goodwill in consolidation	1,668	20.1	2,949	n.m.	–	4,617
Property and equipment	2,542	(8.5)	3,638	14.0	(8)	6,172
Other assets	15,818	(2.5)	9,442	27.9	(2,708)	22,552
TOTAL ASSETS	204,682	(0.5)	112,954	15.6	(8,390)	309,246
Due to credit entities	44,447	(13.6)	16,712	31.1	3,429	64,588
Customer funds	122,061	4.2	78,211	11.9	(786)	199,486
• Deposits	92,835	2.8	74,253	14.6	(589)	166,499
• Marketable debt securities	23,246	1.1	2,130	(38.8)	–	25,376
• Subordinated debt	5,980	54.1	1,828	13.7	(197)	7,611
Other liabilities	14,419	10.9	6,504	23.4	(289)	20,634
Net income	3,274	(2.9)	752	7.2	(1,017)	3,009
Minority interests	4,450	4.6	427	(27.9)	1,517	6,394
Capital and reserves	16,031	(2.6)	10,348	21.7	(11,244)	15,135
TOTAL LIABILITIES	204,682	(0.5)	112,954	15.6	(8,390)	309,246
MEMORANDUM ITEM:						
Total assets (millions of pesetas)	34,056,178		18,793,905		(1,395,898)	51,454,185

(1) The evolution is negatively affected by the transfer of balances to securitized funds and by the cancellation of Dexia balances following the BCL transaction.

NPL ratio



4.43
4.64
3.73
BBVA America
1.76
1.96
1.71
BBVA Group
1.18
0.95
0.92
BBVA ex-America
Percentage
Dec. 99
Dec. 00
Dec. 01

NPL coverage ratio



252.0
BBVA America
205.7
172.8
BBVA ex-America
150.1
159.5
123.0
Percentage
Dec. 99
Dec. 00
Dec. 01



Total lending

(Millions of euros)

	31-12-01	Δ% (YoY)	30-09-01	31-12-00
Public sector	12,155	9.5 (1)	11,683	11,096
Other resident sectors	82,259	6.2 (1)	79,327	77,432
• Secured loans	39,077	10.8	37,545	35,262
• Commercial loans	7,242	7.3	6,618	6,751
• Other term loans	30,502	0.3	29,978	30,407
- of which: personal loans	22,577	(0.2)	21,773	22,631
• Credit card debtors	900	4.6	803	860
• Other	1,700	4.4	1,675	1,628
• Finance leases	2,838	12.5	2,708	2,524
Lending to non-residents	59,059	14.8	51,388	51,444
• Secured loans	16,877	9.9	15,440	15,352
• Other	42,182	16.9	35,948	36,092
Non-performing loans	2,675	(4.4)	2,497	2,799
GROSS LENDING	156,148	9.4 (1)	144,895	142,771
Loan loss provisions	(5,928)	11.8	(5,156)	(5,304)
NET LENDING	150,220	9.3	139,739	137,467
MEMORANDUM ITEMS (2):				
BBVA ex-America	110,242	8.0	105,598	102,101
BBVA America	40,036	12.4	34,184	35,605

(1) The evolution is negatively affected by the transfer of balances to securitized funds and by the cancellation of Dexia balances following the BCL transaction.
(2) The items between BBVA ex-America and BBVA America have not been eliminated.

Evolution of non-performing loans

(Millions of euros)

	4Q01	3Q01	2Q01	1Q01
INITIAL BALANCE	2,497	2,605	2,765	2,799
Net change at BBVA ex-America	113	(3)	(28)	(35)
+ Entries	308	158	173	155
- Outflows	(141)	(98)	(153)	(130)
- Write-offs	(54)	(63)	(48)	(60)
Net change at BBVA America	65	(105)	(132)	1
+ Entries	1,028	266	781	942
- Outflows	(401)	(294)	(477)	(414)
- Write-offs	(562)	(77)	(436)	(527)
BALANCE AT THE END OF THE PERIOD	2,675	2,497	2,605	2,765

Non-performing and loan loss provisions

(Millions of euros)

	31-12-01	Δ% (YoY)	30-09-01	31-12-00
TOTAL NON-PERFORMING LIABILITIES	2,767	(3.5)	2,601	2,868
Non-performing loans	2,675	(4.4)	2,497	2,799
• Public sector	41	(30.4)	45	58
• Other resident sectors	786	(2.3)	754	805
• Non-resident sector	1,848	(4.5)	1,698	1,936
Non-performing off-balance items	92	34.0	104	69
TOTAL RISK	172,624	9.3	160,777	157,899
Total lending (gross)	156,148	9.4	144,895	142,771
Off-balance items	16,476	8.9	15,882	15,128
PROVISIONS	5,980	9.7	5,222	5,451
Loan loss provisions	5,928	11.8	5,156	5,304
Off-balance items provisions	52	(64.3)	66	147
MEMORANDUM ITEMS:				
NPL's				
• BBVA ex-America	1,027	4.8	913	980
• BBVA America	1,648	(9.4)	1,584	1,819
Loan loss provisions				
• BBVA ex-America	1,776	13.6	1,745	1,563
• BBVA America	4,152	11.0	3,411	3,741
MEMORANDUM ITEMS:				
Assets repossessed	856	(7.5)	892	926
Reserves	338	(63.7)	421	932
Coverage (%)	39.5	n.m.	47.2	100.7

NPL ratios and coverage

	31-12-01	Δ% (YoY)	30-09-01	31-12-00
NPL RATIOS (%):				
Non-performing loans / Total lending	1.71		1.72	1.96
Non-performing liabilities / Total risk	1.60		1.62	1.82
COVERAGE RATIO (%):				
• Coverage of non-performing loans	221.6		206.5	189.5
• Coverage of total risks	216.1		200.7	190.1
• Coverage with mortgage guarantees	249.0		237.5	214.7
MEMORANDUM ITEMS:				
NPL / Total lending				
• BBVA ex-America	0.92		0.85	0.95
• BBVA America	3.73		4.22	4.64
NPL coverage ratio				
• BBVA ex-America	172.8		191.0	159.5
• BBVA America	252.0		215.4	205.7





Customer funds managed (Millions of euros)

	31-12-01	∆% (YoY)	30-09-01	31-12-00
DEPOSITS	166,499	8.0	154,571	154,144
Public sector	6,638	(2.9)	6,227	6,836
Other resident sectors	65,502	6.5	63,400	61,476
• Current accounts	20,480	10.2	18,340	18,585
• Savings accounts	14,173	9.8	13,157	12,911
• Time deposits	17,008	(8.1)	19,704	18,513
• Assets sold with repurchase agreement	13,841	20.7	12,199	11,467
Non-resident sector	94,359	9.9	84,944	85,832
• Current and savings accounts	33,308	24.5	27,161	26,758
• Time deposits	49,793	(9.5)	48,454	55,021
• Assets sold with repurchase agreement and other accounts	11,258	177.8	9,329	4,053
MARKETABLE DEBT SECURITIES	25,376	(4.1)	27,530	26,462
• Mortgage bonds	6,083	(11.0)	6,627	6,838
• Other	19,293	(1.7)	20,903	19,624
SUBORDINATED DEBT	7,611	48.9	5,810	5,112
CUSTOMER F. RECORDED ON BALANCE SHEET	199,486	7.4	187,911	185,718
Mutual funds	49,901	(0.3)	46,813	50,035
Pension funds	41,249	7.6	37,484	38,319
Customers' portfolios and assets	33,346	9.4	31,014	30,477
OTHER CUSTOMER FUNDS MANAGED	124,496	4.8	115,311	118,831
TOTAL CUSTOMER FUNDS MANAGED	323,982	6.4	303,222	304,549
MEMORANDUM ITEMS[1]:				
BBVA ex-America	195,365	2.6	187,858	190,414
BBVA America	129,403	12.1	116,072	115,480

(1) The items between BBVA ex-America and BBVA America have not been eliminated.


Customer funds managed
+6.4%
243
305
324
Other customer funds managed
Customer funds recorded on balance sheet
Billions of euros
Dec. 99
Dec. 00
Dec. 01


Customer funds recorded on balance sheet
+7.4%
140
186
199
Billions of euros
Dec. 99
Dec. 00
Dec. 01


Breakdown of other resident sector deposits
32.3
37.0
32.9
Time deposits
67.7
63.0
67.1
Transactional deposits
Percentage
Dec. 99
Dec. 00
Dec. 01

Other customer funds managed

(Millions of euros)

	31-12-01	Δ%	30-09-01	31-12-00
MUTUAL FUNDS	40,189	(5.0)	38,089	42,322
Mutual Funds (ex Real-Estate)	40,015	(5.1)	37,906	42,174
• Money Market	10,897	50.9	9,619	7,221
• Fixed-income	12,263	(11.6)	12,187	13,880
Of which: Guaranteed	5,810	(1.8)	5,999	5,916
• Mixed	5,758	(32.1)	6,376	8,479
Of which: International funds	4,781	(7.4)	5,402	5,165
• Equities	10,493	(15.8)	9,600	12,468
Of which: Guaranteed	4,629	13.5	4,451	4,080
International funds	3,922	(35.5)	3,512	6,082
• Global	604	n.m.	124	126
Real Estate Mutual Funds	174	16.9	183	148
PENSION FUNDS	10,806	9.6	10,083	9,858
Individual pension plans	5,345	3.3	4,843	5,175
Employment and associated funds	5,461	16.6	5,240	4,683
CUSTOMERS' PORTFOLIOS AND ASSETS	22,309	5.9	20,966	21,058
BUSINESS BBVA EX-AMERICA	73,304	0.1	69,138	73,238
Mutual funds	9,712	25.9	8,724	7,713
Pension funds	30,443	7.0	27,401	28,461
Customers' portfolios and assets	11,037	17.2	10,048	9,419
BUSINESS BBVA AMERICA	51,192	12.3	46,173	45,593
OTHER CUSTOMER FUNDS MANAGED	124,496	4.8	115,311	118,831

Goodwill in consolidation

(Millions of euros)

	31-12-01	Δ% (YoY)	30-09-01	31-12-00
Consolidated companies BBVA ex-America:	1,668	20.1	1,616	1,389
• By global and proportional integration	314	n.m.	323	49
• Carried by the equity method	1,354	1.0	1,293	1,340
Consolidated companies BBVA America:	2,949	9.8	2,887	2,686
• By global and proportional integration	2,731	12.8	2,670	2,421
- Banks	2,022	34.7	1,835	1,502
- Pension fund managers	709	(22.9)	835	919
• Carried by the equity method	218	(17.8)	217	265
GOODWILL IN CONSOLIDATION	4,617	13.3	4,503	4,075

BBVA Group earnings

Consolidated income statement

(Millions of euros)

	2001	Δ% (YoY)	2000
Financial revenues	21,608	11.8	19,325
Financial expenses	(13,279)	4.4	(12,714)
Dividends	495	28.9	384
NET INTEREST INCOME	8,824	26.2	6,995
Net fee income	4,038	19.8	3,369
BASIC MARGIN	12,862	24.1	10,364
Market operations	490	(37.1)	779
ORDINARY REVENUE	13,352	19.8	11,143
Personnel costs	(4,243)	12.4	(3,774)
General expenses	(2,482)	14.7	(2,163)
GENERAL ADMINISTRATIVE EXPENSES	(6,725)	13.3	(5,937)
Depreciation and amortization	(742)	13.7	(653)
Other operating revenues and expenses (net)	(286)	62.0	(177)
OPERATING INCOME	5,599	27.9 [1]	4,376
Net income from comp. carried by the eq. method	393	(33.3)	589
Memorandum item: dividends received	(379)	41.3	(268)
BUSINESS INCOME	5,992	20.7	4,965
Amortization of goodwill in consolidation	(623)	(6.3)	(665)
Net income on Group transactions	954	(27.0)	1,307
Net loan loss provisions	(1,919)	97.2	(973)
• Gross provisions	(2,501)	55.1	(1,612)
• Reversals	294	(19.5)	365
• Recoveries	288	5.2	274
Net securities writedowns	(43)	n.m.	(7)
Extraordinary items (net)	(727)	(3.3)	(751)
Of which: special reserves	(926)	116.0	(429)
PRE-TAX PROFIT	3,634	(6.2)	3,876
Corporate income tax	(625)	(35.0)	(962)
NET INCOME	3,009	3.2	2,914
Minority interests	(646)	(5.4)	(682)
• Preference shares	(316)	9.5	(288)
• Other	(330)	(16.2)	(394)
NET ATTRIBUTABLE PROFIT	2,363	5.9	2,232
MEMORANDUM ITEM:			
Net attributable (millions of pesetas)	393,226		371,388

(1) Excluding market operations, the increase of operating income would be 42.0%.



Consolidated income statement: quarterly evolution (Millions of euros)

	2001				2000			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Financial revenues	4,828	5,206	5,736	5,838	6,276	5,462	3,975	3,612
Financial expenses	(2,663)	(3,023)	(3,747)	(3,846)	(4,106)	(3,744)	(2,608)	(2,256)
Dividends	142	66	198	89	100	51	139	94
NET INTEREST INCOME	2,307	2,249	2,187	2,081	2,270	1,769	1,506	1,450
Net fee income	1,021	1,016	1,089	912	935	941	742	751
BASIC MARGIN	3,328	3,265	3,276	2,993	3,205	2,710	2,248	2,201
Market operations	59	204	181	46	15	298	207	259
ORDINARY REVENUE	3,387	3,469	3,457	3,039	3,220	3,008	2,455	2,460
Personnel costs	(1,061)	(1,064)	(1,106)	(1,012)	(1,057)	(1,012)	(865)	(840)
General expenses	(648)	(628)	(620)	(586)	(716)	(623)	(422)	(402)
GENERAL ADMINISTRATIVE EXPENSES	(1,709)	(1,692)	(1,726)	(1,598)	(1,773)	(1,635)	(1,287)	(1,242)
Depreciation and amortization	(183)	(185)	(190)	(184)	(195)	(185)	(141)	(132)
Other operating revenues and expenses (net)	(65)	(78)	(83)	(60)	(70)	(43)	(34)	(30)
OPERATING INCOME	1,430	1,514	1,458	1,197	1,182	1,145	993	1,056
Net income from comp. carried by the eq. method	(45)	177	93	168	103	205	116	165
Memorandum item: dividends received	(92)	(47)	(166)	(74)	(68)	(24)	(110)	(66)
BUSINESS INCOME	1,385	1,691	1,551	1,365	1,285	1,350	1,109	1,221
Amortization of goodwill in consolidation	(269)	(125)	(123)	(106)	(464)	(92)	(59)	(50)
Net income on Group transactions	350	(36)	368	272	401	249	59	598
Net loan loss provisions	(942)	(326)	(323)	(328)	(254)	(362)	(204)	(153)
• Gross provisions	(1,072)	(455)	(466)	(508)	(450)	(560)	(298)	(303)
• Reversals	71	74	67	82	124	140	17	83
• Recoveries	59	55	76	98	72	58	77	67
Net securities writedowns	(23)	(8)	(13)	1	(5)	–	1	(3)
Extraordinary items (net)	(374)	(165)	(131)	(57)	127	(162)	49	(765)
PRE-TAX PROFIT	127	1,031	1,329	1,147	1,090	983	955	848
Corporate income tax	358	(309)	(385)	(289)	(236)	(213)	(250)	(263)
NET INCOME	485	722	944	858	854	770	705	585
Minority interests	62	(186)	(217)	(305)	(188)	(236)	(119)	(139)
• Preference shares	(83)	(82)	(71)	(80)	(71)	(77)	(71)	(69)
• Other	145	(104)	(146)	(225)	(117)	(159)	(48)	(70)
NET ATTRIBUTABLE PROFIT	547	536	727	553	666	534	586	446
MEMORANDUM ITEM:								
Net attributable in millions of pesetas	90,993	89,278	120,885	92,070	110,842	88,913	97,491	74,142



BBVA ex-America: consolidated income statement (Millions of euros)

	4Q01	3Q01	2Q01	1Q01	2001	2000	Δ% (YoY)
NET INTEREST INCOME EXCLUDING DIVIDENDS	1,060	988	1,005	960	4,013	3,597	11.6
Dividends	125	65	186	86	462	376	22.9
Net fee income	493	424	486	457	1,860	1,951	(4.7)
BASIC MARGIN	1,678	1,477	1,677	1,503	6,335	5,924	6.9
Market operations	85	1	113	46	245	450	(45.5)
ORDINARY REVENUE	1,763	1,478	1,790	1,549	6,580	6,374	3.2
Personnel costs	(523)	(509)	(534)	(518)	(2,084)	(2,058)	1.3
General expenses	(232)	(200)	(198)	(184)	(814)	(808)	0.7
GENERAL ADMINISTRATIVE EXPENSES	(755)	(709)	(732)	(702)	(2,898)	(2,866)	1.1
Depreciation and amortization	(78)	(77)	(77)	(78)	(310)	(292)	6.1
Otner operating revenues and expenses (net)	(18)	(20)	(12)	(18)	(68)	(70)	(2.4)
OPERATING INCOME	912	672	969	751	3,304	3,146	5.0
Memorandum item: operating income excluding market operations	827	671	856	705	3,059	2,696	13.5
Net income from comp. carried by the eq. method	(15)	158	110	156	409	587	(30.4)
Memorandum item: dividends received	(75)	(47)	(154)	(73)	(349)	(265)	31.5
BUSINESS INCOME	897	830	1,079	907	3,713	3,733	(0.5)
Amortization of goodwill in consolidation	(55)	(36)	(38)	(34)	(163)	(453)	(64.1)
Net income on Group transactions	338	(34)	354	246	904	1,311	(31.0)
Net loan loss provisions	(188)	(119)	(136)	(116)	(559)	(241)	131.6
• Gross provisions	(249)	(134)	(226)	(212)	(821)	(642)	27.8
• Reversals	32	(10)	54	58	134	268	(50.0)
• Recoveries	29	25	36	38	128	133	(3.5)
Net securities writedowns	–	(7)	(13)	–	(20)	(3)	n.m.
Extraordinary items (net)	128	30	(8)	(62)	88	(67)	n.m.
PRE-TAX PROFIT	1,120	664	1,238	941	3,963	4,280	(7.4)
Corporate income tax	(25)	(185)	(282)	(197)	(689)	(909)	(24.2)
NET INCOME	1,095	479	956	744	3,274	3,371	(2.9)
Minority interests	(105)	(55)	(103)	(83)	(346)	(399)	(13.2)
NET ATTRIBUTABLE PROFIT	990	424	853	661	2,928	2,972	(1.5)
MEMORANDUM ITEM:							
Net attributable profit (millions of pesetas)	164,761	70,455	141,888	110,039	487,143	494,488	

BBVA America: consolidated income statement (Millions of euros)

	4Q01	3Q01	2Q01	1Q01	2001	2000	∆% (YoY)
NET INTEREST INCOME	1,221	1,316	1,128	1,176	4,841	3,583	35.1
Net fee income	528	592	603	455	2,178	1,419	53.5
BASIC MARGIN	1,749	1,908	1,731	1,631	7,019	5,002	40.3
Market operations	43	(65)	198	147	323	329	(1.8)
ORDINARY REVENUE	1,792	1,843	1,929	1,778	7,342	5,331	37.7
Personnel costs	(538)	(555)	(520)	(494)	(2,107)	(1,716)	22.8
General expenses	(415)	(429)	(422)	(402)	(1,668)	(1,355)	23.1
GENERAL ADMINISTRATIVE EXPENSES	(953)	(984)	(942)	(896)	(3,775)	(3,071)	22.9
Depreciation and amortization	(105)	(107)	(113)	(106)	(431)	(360)	19.9
Other operating revenues and expenses (net)	(47)	(58)	(71)	(42)	(218)	(107)	103.9
OPERATING INCOME	687	694	803	734	2,918	1,793	62.8
Memorandum item: operating income excluding market operations	644	759	605	587	2,595	1,464	77.3
Net income from comp. carried by the eq. method	(32)	20	17	12	17	1	n.m.
Memorandum item: dividends received	(17)	–	(13)	–	(30)	(3)	n.m.
BUSINESS INCOME	655	714	820	746	2,935	1,794	63.6
Amortization of goodwill in consolidation	–	–	–	–	–	–	–
Net income on Group transactions	12	(2)	14	26	50	(4)	n.m.
Net loan loss provisions	(744)	(235)	(208)	(171)	(1,358)	(636)	113.6
• Gross provisions	(791)	(286)	(255)	(253)	(1,585)	(819)	93.6
• Reversals	18	21	7	22	68	42	62.3
• Recoveries	29	30	40	60	159	141	13.0
Net securities writedowns	(23)	(1)	–	1	(23)	(4)	n.m.
Extraordinary items (net)	(614)	(29)	(123)	(2)	(768)	(299)	157.1
PRE-TAX PROFIT	(714)	447	503	600	836	851	(1.8)
Corporate income tax	349	(124)	(168)	(141)	(84)	(149)	(43.7)
NET INCOME	(365)	323	335	459	752	702	7.2
Minority interests	167	(142)	(115)	(216)	(306)	(229)	33.6
NET ATTRIBUTABLE PROFIT	(198)	181	220	243	446	473	(5.7)
MEMORANDUM ITEM:							
Net attributable profit (millions of pesetas)	(32,987)	30,181	36,548	40,437	74,179	78,644	



BBVA America: income statements excluding extra provisions for Argentina (Millions of euros)

	2001	∆% (YoY)	2000
NET INTEREST INCOME	4,841	35.1	3,583
Net fee income	2,178	53.5	1,419
BASIC MARGIN	7,019	40.3	5,002
Market operations	323	(1.8)	329
ORDINARY REVENUE	7,342	37.7	5,331
Personnel costs	(2,107)	22.8	(1,716)
General expenses	(1,668)	23.1	(1,355)
GENERAL ADMINISTRATIVE EXPENSES	(3,775)	22.9	(3,071)
Depreciation and amortization	(431)	19.9	(360)
Other operating revenues and expenses (net)	(218)	103.9	(107)
OPERATING INCOME	2,918	62.8	1,793
Net income from comp. carried by the eq. method	17	n.m.	1
Memorandum item: dividends received	(30)	n.m.	(3)
BUSINESS INCOME	2,935	63.6	1,794
Amortization of goodwill in consolidation	–	–	–
Net income on Group transactions	50	n.m.	(4)
Net loan loss provisions	(943)	48.3	(636)
• Gross provisions	(1,170)	42.9	(819)
• Reversals	68	62.3	42
• Recoveries	159	13.0	141
Net securities writedowns	(23)	n.m.	(4)
Extraordinary items (net)	(58)	(80.7)	(299)
PRE-TAX PROFIT	1,961	130.4	851
Corporate income tax	(381)	154.9	(149)
NET INCOME	1,580	125.1	702
Minority interests	(608)	165.5	(229)
NET ATTRIBUTABLE PROFIT	972	105.6	473
MEMORANDUM ITEM:			
Net attributable profit (millions of pesetas)	161,698		78,644

Breakdown of yields and costs

	4Q01 % of ATA	4Q01 % Yield/ Cost	3Q01 % of ATA	3Q01 % Yield/ Cost	2Q01 % of ATA	2Q01 % Yield/ Cost	1Q01 % of ATA	1Q01 % Yield/ Cost
Credit entities	11.2	4.64	12.3	6.17	13.7	5.75	14.1	6.59
• EMU currencies	3.9	1.85	5.2	2.12	8.1	3.99	7.7	4.31
• Foreign currencies	7.3	6.18	7.1	9.15	5.6	8.29	6.4	9.34
Lending	49.2	7.68	48.0	8.08	47.0	8.51	48.0	8.65
• EMU currencies	32.1	5.64	31.3	6.15	29.8	6.41	31.1	6.32
- Resident	29.3	5.88	28.5	6.12	27.2	6.32	28.2	6.35
- Other	2.8	3.21	2.8	6.38	2.6	7.33	2.9	6.00
• Foreign currencies	17.1	11.54	16.7	11.69	17.2	12.15	16.9	12.93
Securities portfolio	31.2	6.92	31.8	7.07	30.7	9.41	29.7	10.07
• Fixed-income securities	27.4	7.20	28.0	7.71	26.9	9.78	25.8	11.15
- EMU currencies	13.8	4.71	13.2	5.19	12.2	5.32	11.4	5.63
- Foreign currencies	13.6	9.72	14.8	9.95	14.7	13.47	14.4	15.52
• Equity portfolio	3.8	4.90	3.8	2.30	3.8	6.73	3.9	3.05
- Companies carried by the equity method	2.7	4.40	2.8	2.21	2.8	7.67	2.9	3.44
- Other holdings	1.1	6.16	1.0	2.54	1.0	4.11	1.0	1.97
Non-income producing assets	8.4	–	7.9	–	8.6	–	8.2	–
AVERAGE TOTAL ASSETS	100.0	6.52	100.0	6.92	100.0	7.71	100.0	8.10
Credit entities	21.9	3.82	21.5	5.58	22.6	6.26	24.2	6.36
• EMU currencies	12.4	3.88	10.7	5.34	11.5	5.15	12.3	4.47
• Foreign currencies	9.5	3.74	10.8	5.83	11.1	7.41	11.9	8.33
Customer funds	63.4	4.14	63.7	4.16	63.2	5.27	61.5	5.82
• Customer deposits	52.6	4.08	52.7	4.18	52.6	5.18	51.0	5.81
- EMU currencies	25.4	2.22	25.6	2.80	25.6	2.53	24.9	2.90
• Resident deposits	17.7	1.72	17.5	1.99	16.7	2.05	17.3	2.10
• Other	7.7	3.37	8.1	4.52	8.9	3.45	7.6	4.71
- Foreign currencies	27.2	5.81	27.1	5.49	27.0	7.68	26.1	8.59
• Debt and other marketable securities	10.8	4.41	11.0	4.08	10.6	5.71	10.5	5.85
- EMU currencies	7.5	3.25	7.5	3.08	6.9	4.52	6.4	5.03
- Foreign currencies	3.3	7.08	3.5	6.21	3.7	7.95	4.1	7.13
Shareholders' funds	4.3	–	4.4	–	4.3	–	4.5	–
Other funds without cost	10.4	–	10.4	–	9.9	–	9.8	–
AVERAGE TOTAL LIABILITIES	100.0	3.49	100.0	3.97	100.0	4.88	100.0	5.27
NET INTEREST MARGIN / ATA		3.03		2.95		2.83		2.83

Domestic customer spread


Lending yield
6.16
6.35
6.32
6.12
5.88
Cost of deposits
1.97
2.10
2.05
1.99
1.72
Percentage
4Q00
1Q01
2Q01
3Q01
4Q01

Domestic customer spread (*)


4.22
4.16
4.20
Percentage
1999
2000
2001

(*) *Landing yield less cost of deposits*

Net interest income


+26.2%
8,824
6,995
5,760
BBVA America
BBVA ex-America
Billions of euros
1999
2000
2001


BBVA Group earnings

Net fee income

(Millions of euros)

	2001	∆% (YoY)	2000
NET FEE INCOME	4,038	19.8	3,369
Collection and payment services	1,487	39.7	1064
• Credit and debit cards	557	57.2	354
• Others	930	31.0	710
Clients' portfolios	1,465	0.4	1,458
• Mutual and pension funds	1,348	0.5	1,340
• Portfolios managed	117	(0.9)	118
Other securities services	631	23.2	512
• Purchase / sale of securities	180	(28.2)	250
• Underwriting and placing	155	166.6	59
• Custody services	296	45.4	203
Other commissions	455	35.9	335
MEMORANDUM ITEMS:			
BBVA ex-America	1,860	(4.7)	1,950
BBVA America	2,178	53.5	1,419

General administrative expenses

(Millions of euros)

	2001	∆% (YoY)	2000
PERSONNEL COSTS	4,243	12.4	3,774
Wages and salaries	3,211	12.5	2,854
• Fixed remuneration	2,591	7.1	2,420
• Variable remuneration	620	42.8	434
Employees welfare expenses	652	8.7	600
• Of which: pension funds	122	11.7	110
Training expenses and other	380	18.6	320
GENERAL EXPENSES	2,482	14.7	2,163
Premises	572	11.2	514
Computer equipment	483	35.8	356
Communications	337	11.1	303
Publicity	184	1.1	182
Corporate expenditure	104	(0.2)	105
Other expenses	574	9.5	524
Taxes	228	26.9	179
TOTAL GENERAL ADMINISTRATIVE EXPENSES	6,725	13.3	5,937
MEMORANDUM ITEMS:			
BBVA ex-America	2,898	1.1	2,866
• BBVA ex-America (ex e-business)	2,853	1.0	2,824
BBVA America	3,775	22.9	3,071


Basic margin
+24.1%
8,467
10,364
12,862
Net fee income
Net interest income
Millions of euros
1999
2000
2001


Cost / income ratio
60.7
57.6
51.4
BBVA America
48.2
45.0
44.0
BBVA ex-America
Percentage
1999
2000
2001


Operating income excluding market operations
+42.0%
2,816
3,597
5,109
Millions of euros
1999
2000
2001

Net income on Group transactions vs. net provisions (Millions of euros)

	2001	Δ% (YoY)	2000
Net income on Group transactions	954	(27.0)	1,307
TOTAL NET PROVISIONS	(3,511)	69.3	(2,074)
Net loan loss provisions	(1,919)	97.2	(973)
• Gross provisions	(2,501)	55.1	(1,612)
• Reversals	294	(19.5)	365
• Recoveries	288	5.2	274
Amortization of goodwill in consolidation	(623)	(6.3)	(665)
Net securities writedowns	(43)	n.m.	(7)
Special reserves	(926)	116.0	(429)
MEMORANDUM ITEMS:			
Total net provisions			
• *BBVA ex-America*	739	(12.8)	847
• BBVA America	2,290	175.0	833
• Corporate streamlining	482	22.4	394


Total net provisions
+69.3%
1,472
2,074
3,511
Millions of euros
1999
2000
2001


Total net provisions vs. net income on Group transactions in 2001
3,511
954
Millions of euros
Total net provisions
Net income on Group transactions



Latin America

Loans and deposits at 31-12-01

	LOANS			DEPOSITS		
	Millions of euros	Market share (%)	Ranking	Millions of euros	Market share (%)	Ranking
Argentina	8,653	6.2	2nd	7,883	8.5	2nd
Brazil	2,484	1.4	11th	2,161	1.3	9th
Chile	2,887	5.7	6th	2,712	5.3	6th
Colombia	1,536	6.8	4th	1,333	7.1	3rd
Mexico	19,833	26.2	2nd	48,684	28.1	1st
Panama	895	6.3	5th	503	5.0	5th
Peru	1,807	15.3	3rd	2,997	20.2	2nd
Puerto Rico	3,350	9.4	4th	3,099	8.5	5th
Venezuela	2,603	16.7	1st	4,240	16.2	1st
Other	79	5.7		110	4.9	
TOTAL	44,127	8.7	2nd	73,722	11.3	1st
TOTAL (ex-Brazil)	41,643	12.2	1st	71,561	15.2	1st

Pensions at 31-12-01

	ASSETS UNDER MANAGEMENT			PARTICIPANTS		
	Millions of euros	Market share (%)	Ranking	Millions of euros	Market share (%)	Ranking
Argentina	4,755	20.1	2nd	1,482	16.9	2nd
Bolivia	1,436	50.9	1st	366	53.3	1st
Chile	12,557	31.8	1st	2,619	41.0	1st
Colombia	3,423	46.1	1st	2,020	46.9	1st
Ecuador	11	71.6	1st	95	80.4	1st
El Salvador	419	49.0	2nd	506	55.1	1st
Mexico	6,671	21.8	1st	3,726	14.1	1st
Panama	145	40.0	1st	97	40.0	1st
Peru	1,025	25.2	3rd	711	26.4	1st
TOTAL	30,443	27.6	1st	11,622	22.7	1st

Contribution to consolidated results (Millions of euros)

	OPERATING INCOME			NET ATTIBUTABLE PROFIT		
	2001	2000	Δ% (YoY)	2001	2000	Δ% (YoY)
Argentina	489	430	13.9	(218)	144	n.m.
Brazil	67	122	(44.6)	4	46	(91.7)
Chile	144	141	1.8	78	47	66.9
Colombia	48	19	151.4	5	(12)	n.m.
Mexico	1,689	658	156.9	397	105	277.4
Peru	126	122	3.3	53	11	n.m.
Puerto Rico	79	62	27.0	36	30	18.5
Venezuela	266	206	29.4	91	81	12.3
Other	8	32	(76.3)	-	20	n.m.
TOTAL	2,918	1,793	62.8	446	473	(5.7)


Business Areas

Business areas contribution to net attributable profit (Millions of euros)

	2001	2000	Δ% (YoY)
Retail Banking	1,482	1,334	11.1
Asset Management and Private Banking	471	403	17.3
Wholesale Banking	316	260	22.0
Investment Banking	201	176	14.0
Industrial Group and other areas	1,004	1,125	(10.7)
SUBTOTAL	3,474	3,298	5.3
Extraordinary writedowns and other	(1,111)	(1,066)	4.4
NET ATTRIBUTABLE	2,363	2,232	5.9

ROE and efficiency (Percentage)

	ROE		Cost/income ratio	
	2001	2000	2001	2000
Retail Banking	21.6	21.0	51.0	56.5
Asset Management and Private Banking	54.7	52.7	35.8	35.8
Wholesale Banking	32.5	28.5	23.4	25.8
Investment Banking	50.1	39.3	45.2	47.1
Industrial Group and other areas	31.2	35.7	57.7	21.7
BBVA GROUP	18.0	21.1	50.4	53.3


Breakdown of contribution to business income in 2001
Percentage
Retail Banking
73.3
Industrial Group and other areas
4.7
Investment Banking
3.0
Wholesale Banking
7.5
Asset Management and Private Banking
11.5

Income statement

(Millions of euros)

	Retail Banking			Memorandum item: Domestic Retail		
	2001	2000	Δ% (YoY)	2001	2000	Δ% (YoY)
NET INTEREST INCOME	7,865	6,214	26.6	2,924	2,575	13.6
Net fee income	2,891	2,308	25.3	1,338	1,380	(3.0)
BASIC MARGIN	10,756	8,522	26.2	4,262	3,955	7.8
Market operations	366	365	0.2	58	54	6.2
ORDINARY REVENUE	11,122	8,887	25.1	4,320	4,009	7.8
Personnel costs	(3,323)	(2,954)	12.5	(1,364)	(1,363)	0.0
General expenses	(2,350)	(2,069)	13.6	(696)	(695)	0.2
Depreciation and amortization	(554)	(462)	19.8	(138)	(123)	12.3
Other operating revenues and expenses	(147)	(27)	n.m.	(52)	(42)	24.5
OPERATING INCOME	4,748	3,375	40.7	2,070	1,786	16.0
Net income from companies carried by the equity method	38	(15)	n.m.	18	7	153.7
BUSINESS INCOME	4,786	3,360	42.4	2,088	1,793	16.5
Capital gains and extraordinary items	(743)	(266)	179.6	14	11	22.0
Loan loss provisions	(1,746)	(954)	83.0	(395)	(281)	40.5
Other	91	94	(3.0)	102	92	11.1
PRE-TAX PROFIT	2,388	2,234	6.9	1,809	1,615	12.0
Corporate income tax	(605)	(661)	(8.5)	(603)	(566)	6.6
NET INCOME	1,783	1,573	13.3	1,206	1,049	15.0
Minority interests	(301)	(239)	26.0	(82)	(78)	5.8
NET ATTRIBUTABLE	1,482	1,334	11.1	1,124	971	15.7
ROE (%)	21.6	21.0		35.6	33.3	
COST / INCOME RATIO (%)	51.0	56.5		47.7	51.4	

Balance sheet

(Millions of euros)

	Retail Banking			Memorandum item: Domestic Retail		
	31-12-01	31-12-00	Δ% (YoY)	31-12-01	31-12-00	Δ% (YoY)
Net lending	116,253	106,024	9.6	69,907	64,526	8.3
Securities portfolio	38,185	39,052	(2.2)	60	67	(10.7)
Liquid assets	25,063	17,703	41.6	282	589	(52.1)
Inter – area positions	7,819	10,355	(24.5)	7,158	8,816	(18.8)
Fixed assets	4,882	4,951	(1.4)	781	750	4.1
Other assets	8,695	7,285	19.4	1,576	1,311	20.3
TOTAL ASSETS / LIABILITIES	200,897	185,370	8.4	79,764	76,059	4.9
Deposits and debt securities	126,419	117,420	7.7	45,575	45,239	0.7
Income for the period	1,783	1,573	13.3	1,206	1,049	15.0
Equity assigned	10,957	11,076	(1.1)	5,575	4,998	11.6
• Shareholders' funds	6,707	6,841	(2.0)	3,324	2,975	11.7
• Other eligible funds	4,250	4,235	0.3	2,251	2,023	11.3
Liquid liabilities	24,631	20,227	21.8	2,125	2,491	(14.7)
Inter – area positions	22,362	20,258	10.4	22,183	19,708	12.6
Other liabilities	14,745	14,816	(0.5)	3,100	2,574	20.4


ASSET MANAGEMENT
AND PRIVATE BANKING

Income statement

(Millions of euros)

	2001	2000	Δ% (YoY)
NET INTEREST INCOME	171	177	(3.2)
Net fee income	1,050	963	9.0
BASIC MARGIN	1,221	1,140	7.1
Market operations	6	22	(73.3)
ORDINARY REVENUE	1,227	1,162	5.6
Personnel costs	(247)	(234)	5.4
General expenses	(192)	(182)	5.8
Depreciation and amortization	(44)	(45)	(3.9)
Other operating revenues and expenses	–	–	24.1
OPERATING INCOME	744	701	6.3
Net income from companies carried by the equity method	6	12	(47.4)
BUSINESS INCOME	750	713	5.3
Capital gains and extraordinary items	29	(12)	n.m.
Loan loss provisions	(3)	(10)	(75.1)
Other	24	14	77.0
PRE-TAX PROFIT	800	705	13.7
Corporate income tax	(184)	(151)	21.7
NET INCOME	616	554	11.5
Minority interests	(145)	(151)	(4.1)
NET ATTRIBUTABLE	471	403	17.3
ROE (%)	54.7	52.7	
COST / INCOME RATIO (%)	35.8	35.8	

Balance sheet

(Millions of euros)

	31-12-01	31-12-00	Δ% (YoY)
Net lending	2,351	2,358	(0.3)
Securities portfolio	1,468	1,304	12.6
Liquid assets	10,012	6,587	52.0
Inter – area positions	175	418	(58.1)
Fixed assets	326	334	(2.2)
Other assets	303	445	(31.7)
TOTAL ASSETS / LIABILITIES	14,635	11,446	27.9
Deposits and debt securities	8,203	6,146	33.5
Income for the period	616	554	11.5
Equity assigned	1,470	1,682	(12.6)
• Shareholders' funds	762	812	(6.1)
• Other eligible funds	708	870	(18.7)
Liquid liabilities	3,485	2,573	35.5
Inter – area positions	397	–	n.m.
Other liabilities	464	491	(5.5)

Income statement

(Millions of euros)

	2001	2000	Δ% (YoY)
NET INTEREST INCOME	485	462	4.8
Net fee income	105	95	10.0
BASIC MARGIN	590	557	5.7
Market operations	51	35	48.5
ORDINARY REVENUE	641	592	8.2
Personnel costs	(100)	(103)	(2.6)
General expenses	(50)	(50)	0.5
Depreciation and amortization	(7)	(7)	(7.0)
Other operating revenues and expenses	(1)	(3)	(49.3)
OPERATING INCOME	483	429	12.3
Net income from companies carried by the equity method	4	4	(2.1)
BUSINESS INCOME	487	433	12.2
Capital gains and extraordinary items	39	38	2.2
Loan loss provisions	(123)	(95)	29.8
Other	106	69	57.1
PRE-TAX PROFIT	509	445	14.4
Corporate income tax	(163)	(138)	18.1
NET INCOME	346	307	12.8
Minority interests	(30)	(47)	(37.3)
NET ATTRIBUTABLE	316	260	22.0
ROE (%)	32.5	28.5	
COST / INCOME RATIO (%)	23.4	25.8	

Balance sheet

(Millions of euros)

	31-12-01	31-12-00	Δ% (YoY)
Net lending	40,407	36,542	10.6
Securities portfolio	4,035	3,383	19.3
Liquid assets	3,687	3,681	0.2
Inter – area positions	6,237	3,765	65.6
Fixed assets	38	49	(24.0)
Other assets	416	603	(31.1)
TOTAL ASSETS / LIABILITIES	54,820	48,023	14.1
Deposits and debt securities	17,926	14,948	19.9
Income for the period	346	307	12.8
Equity assigned	1,948	1,849	5.3
• Shareholders' funds	1,080	951	13.5
• Other eligible funds	868	898	(3.3)
Liquid liabilities	11,476	11,035	4.0
Inter – area positions	15,721	14,060	11.8
Other liabilities	7,403	5,824	27.1

INVESTMENT BANKING



Income statement

(Millions of euros)

	2001	2000	Δ% (YoY)
NET INTEREST INCOME	209	162	29.4
Net fee income	109	141	(22.9)
BASIC MARGIN	318	303	5.0
Market operations	52	67	(22.3)
ORDINARY REVENUE	370	370	0.1
Personnel costs	(95)	(106)	(11.0)
General expenses	(73)	(68)	6.8
Depreciation and amortization	(8)	(9)	(5.4)
Other operating revenues and expenses	–	–	n.m.
OPERATING INCOME	194	187	4.3
Net income from companies carried by the equity method	3	–	n.m.
BUSINESS INCOME	197	187	5.9
Capital gains and extraordinary items	(1)	(5)	(69.4)
Loan loss provisions	(6)	(8)	(23.2)
Other	78	59	32.1
PRE-TAX PROFIT	268	233	15.0
Corporate income tax	(57)	(45)	25.3
NET INCOME	211	188	12.5
Minority interests	(10)	(12)	(10.1)
NET ATTRIBUTABLE	201	176	14.0
ROE (%)	50.1	39.3	
COST / INCOME RATIO (%)	45.2	47.1	

Balance sheet

(Millions of euros)

	31-12-01	31-12-00	Δ% (YoY)
Net lending	665	371	79.2
Securities portfolio	20,334	21,452	(5.2)
Liquid assets	21,087	29,138	(27.6)
Inter – area positions	45,787	37,718	21.4
Fixed assets	30	42	(28.1)
Other assets	5,231	6,049	(13.5)
TOTAL ASSETS / LIABILITIES	93,134	94,770	(1.7)
Deposits and debt securities	6,937	10,390	(33.2)
Income for the period	211	188	12.5
Equity assigned	668	634	5.4
• Shareholders' funds	394	367	7.3
• Other eligible funds	274	267	2.6
Liquid liabilities	65,638	65,840	(0.3)
Inter – area positions	12,955	11,917	8.7
Other liabilities	6,725	5,801	15.9

INDUSTRIAL GROUP AND OTHER AREAS

Income statement

(Millions of euros)

	2001	2000	Δ% (YoY)
NET INTEREST INCOME	51	(66)	n.m.
Net fee income	2	1	188.1
BASIC MARGIN	53	(65)	n.m.
Market operations	76	349	(78.4)
ORDINARY REVENUE	129	284	(54.7)
Personnel costs	(26)	(27)	(1.8)
General expenses	(48)	(35)	38.0
Depreciation and amortization	(7)	(8)	(15.3)
Other operating revenues and expenses	(3)	(4)	(22.8)
OPERATING INCOME	45	210	(78.7)
Net income from companies carried by the equity method	261	448	(41.8)
BUSINESS INCOME	306	658	(53.6)
Capital gains and extraordinary items	828	1,028	(19.4)
Loan loss provisions	(6)	(1)	n.m.
Other	(78)	(389)	(80.1)
PRE-TAX PROFIT	1,050	1,296	(18.9)
Corporate income tax	(20)	(132)	(84.6)
NET INCOME	1,030	1,164	(11.5)
Minority interests	(26)	(39)	(32.9)
NET ATTRIBUTABLE	1,004	1,125	(10.7)
ROE (%)	31.2	35.7	
COST / INCOME RATIO (%)	57.7	21.7	

Balance sheet

(Millions of euros)

	31-12-01	31-12-00	Δ% (YoY)
Net lending	299	218	36.8
Securities portfolio	6,783	6,917	(1.9)
Liquid assets	483	618	(21.7)
Inter – area positions	–	–	n.m.
Fixed assets	854	1,101	(22.5)
Other assets	2,118	1,297	63.3
TOTAL ASSETS / LIABILITIES	10,537	10,151	3.8
Deposits and debt securities	821	320	156.5
Income for the period	1,030	1,164	(11.5)
Equity assigned	5,003	3,665	36.5
• Shareholders' funds	3,780	2,783	35.8
• Other eligible funds	1,223	882	38.8
Liquid liabilities	44	3	n.m.
Inter – area positions	3,095	4,166	(25.7)
Other liabilities	544	833	(34.8)


EXTRAORDINARY WRITEDOWNS
AND OTHERS

Income statement

(Millions of euros)

	2001	2000	Δ%
NET INTEREST INCOME	46	51	(11.1)
Net fee income	(39)	(56)	(30.6)
BASIC MARGIN	7	(5)	n.m.
Market operations	(61)	(60)	1.3
ORDINARY REVENUE	(54)	(65)	(16.4)
Personnel costs	(447)	(343)	30.3
General expenses	97	93	5.8
Depreciation and amortization	(122)	(121)	1.5
Other operating revenues and expenses	(6)	(3)	58.0
OPERATING INCOME	(532)	(439)	20.9
Net income from companies carried by the equity method	(5)	55	n.m.
BUSINESS INCOME	(537)	(384)	39.6
Capital gains and extraordinary items	79	(229)	n.m.
Loan loss provisions	(36)	95	n.m.
Other	(887)	(519)	71.9
PRE-TAX PROFIT	(1,381)	(1,037)	33.3
Corporate income tax	404	165	143.6
NET INCOME	(977)	(872)	12.4
Minority interests	(134)	(194)	(31.3)
NET ATTRIBUTABLE	(1,111)	(1,066)	4.4

Balance sheet

(Millions of euros)

	31-12-01	31-12-00	Δ%
Net lending	2,760	4,253	(35.1)
Securities portfolio	17,453	12,953	34.8
Liquid assets	17,541	27,154	(35.4)
Inter – area positions	–	–	n.m.
Fixed assets	5,606	5,213	7.6
Other assets	7,290	5,639	29.3
TOTAL ASSETS / LIABILITIES	50,650	55,212	(8.3)
Deposits and debt securities	36,300	41,665	(12.9)
Income for the period	(977)	(872)	12.4
Equity assigned	4.091	3,117	31.3
• Shareholders' funds	(549)	402	n.m.
• Other eligible funds	4,640	2,715	70.9
Liquid liabilities	3,761	7,526	(50.0)
Inter – area positions	5,488	1,855	195.9
Other liabilities	1,987	1,921	3.5



The BBVA Group share and capital base

The BBVA share

	31-12-01	31-12-00
Number of shareholders	1,203,828	1,299,621
Number of shares issued	3,195,852,043	3,195,852,043
Daily average number of shares traded	15,199,693	10,213,486
Daily average trading (millions of euros)	213.97	155.41
Maximum Price (euros)	17.30	17.60
Minimum Price (euros)	9.18	12.23
Closing Price (euros)	13.90	15.85
Book value per share (euros)	4.17	4.15
Market capitalisation (millions of euros)	44,422	50,654

Stock performance ratios

	31-12-01	31-12-00
Price / Book value (times)	3.3	3.8
PER (Price Earnings Ratio; times)	18.8	21.8
Yield (Dividend / Price; %)	2.76	2.29

Share price index (29-12-00=100)


115
100
85
70
55
29-12-00
30-3-01
29-6-01
28-9-01
28-12-01
Ibex 35
BBVA
Euro Stoxx Banking Index

Capital base (BIS regulations)

(Millions of euros)

	31-12-01	∆% (YoY)	30-09-01	31-12-00
HIGHER QUALITY CAPITAL (TIER I)	14,872	(1.6)	14,730	15,117
Capital	1,566	-	1,566	1,566
Reserves [1]	11,649	0.1	11,276	11,635
Minority interests	6,990	1.3	7,156	6,904
• Preference shares	4,349	8.5	4,645	4,006
• Other	2,641	(8.8)	2,511	2,898
Deductions	(5,333)	6.9	(5,268)	(4,988)
• Goodwill	(4,617)	13.3	(4,503)	(4,075)
• Other	(716)	(21.6)	(765)	(913)
OTHER ELIGIBLE FUNDS (TIER II)	7,229	45.2	4,838	4,978
Subordinated debt	5,569	56.3	3,920	3,563
Revaluation reserves and others	2,479	52.9	2,081	1,621
Deductions	(819)	298.5	(1,163)	(206)
CAPITAL BASE	22,101	10.0	19,568	20,095
Minimum equity required	15,783	3.1	15,251	15,305
CAPITAL BASE SURPLUS	6,318	31.9	4,317	4,790
MEMORANDUM ITEM:				
Risk-weighted assets	174,927	3.2	163,830	169,527
BIS RATIO (%)	12.6		11.6	11.9
TIER I (%)	8.5		8.7	8.9
TIER II (%)	4.1		2.9	3.0

(1) Does not include revaluation reserves as these are considered as TIER II.

Ratings

	Short term	Long term	Financial strength
Moody's	P-1	Aa2	B+
Fitch - IBCA	F-1+	AA-	B
Standard and Poor's	A-1+	AA-	-

INVESTORS RELATIONS

- MADRID 28046 - P° Castellana, 81 - 4th floor
  Tel: 34-91-537 71 28 / 52 40 and 34-91-374 42 22
  Fax: 34-91-537 85 12
  e-mail: inversores@grupobbva.com
- NEW YORK - 1345 Ave. Americas, 45th floor, NY 10105
  Tel: 1-212-728 16 60 - Fax: 1-212-333 29 05
  e-mail: julissa.bonfante@bbvany.com

INTERNET INFO (http://www.bbva.es)

Item 3

BBVA
2001 RESULTS

30 January 2002

Disclaimer

This document is purely informative and does not constitute, nor can it be interpreted as, an offer to sell, exchange or buy, or the solicitation of an offer to buy shares issued by any of the companies mentioned herein. The information contained in this communication is not definitive and is subject to change and revision.

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995 regarding intent, expectations and forecasts of BBVA or its current management regarding various matters. Such intent, expectations and forecasts are subject to risk and uncertainty and thus could differ materially from actual results. BBVA does not undertake to update these statements to reflect changes in strategy or intent or the occurrence of unanticipated events that could affect these statements.

The information presented herein should be considered by all persons or entities that may make decisions or issue and distribute opinions relating to securities issued by BBVA, and in particular by analysts receiving this document. All are invited to review documents and public information furnished or filed by BBVA with its regulators, particularly prospectuses and periodic information filed with the Comisión Nacional del Mercado de Valores de España (CNMV) *(the Spanish Securities Commission)* and the annual report on Form 20-F and periodic information on Form 6-K filed with the U.S. Securities and Exchange Commission.

ALL MARGINS PERFORMED WELL IN 4Q

HIGH PROVISIONS AND CAREFUL RISK CONTROL:

- Impact of the Argentinean crisis
- All-time low NPL and maximum coverage

STRONG CAPITAL BASE

NEW ORGANIZATIONAL FOCUS AND YEAR 2002

MILL. EUROS	2001	Y-O-Y CHANGE
Net Interest Income	8,824	+26%
Basic Margin	12,862	+24%
Ordinary Revenue	13,352	+20%
Operating Income	5,599	+28%

MILL. EUROS

Basic Margin

1Q01	2Q01	3Q01	4Q01
2,993	3,276	3,265	3,328

BBVA

MILL. EUROS

1Q 01	2Q 01	3Q 01	4Q 01
1,151	1,277	1,310	1,371

+5%

BBVA EX AMERICA

MILL. EUROS

1Q 01	2Q 01	3Q 01	4Q 01
960	1,005	988	1,060

+7%

UP 12% ON 2000

BBVA

STRONG UPTURN IN ACTIVITY

CAREFUL PRICING POLICY AMIDST FALLING INTEREST RATES

(%)

	1Q 01	2Q 01	3Q 01	4Q 01
CUSTOMER SPREAD	4.25	4.27	4.13	4.16


LOANS TO
RESIDENTS
(BN. EUROS)
82.3
79.3
78.1
77.4
76.4
76.5
76.1
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
BBVA
11

LOANS TO RESIDENTS 6-MONTH CHANGE IN BALANCES (MILL. EUROS)

1H00	2H00	1H01	2H01
5,432	1,006	626	4,202

BBVA

RESIDENTS FUNDS MANAGED

6-MONTH CHANGE IN BALANCES (MILL. EUROS)

1H00	2H00	1H01	2H01
2,314	-2,190	-1,966	2,466

(*) DEMAND + SAVINGS + TIME DEPOSITS + FUNDS

RESIDENTS
TRANSACTIONAL DEPOSITS

6-MONTH CHANGE
IN BALANCES (MILL. EUROS)

1H00	2H00	1H01	2H01
192	-1,004	276	2,879

BBVA

MUTUAL FUNDS :
NET SUBSCRIPTION (ex-SEPI)
(MILL. EUROS)

1Q 01	2Q 01	3Q 01	4Q 01
-767	-14	247	940

BBVA





NET FEES
(MILL. EUROS)
457
486
424
493
1Q 01
2Q 01
3Q 01
4Q 01

...IN 2001, TYPICAL BANKING FEES GREW 2%
(-5% TOTAL FEES DUE TO THE EVOLUTION
OF THE MUTUAL FUNDS BUSINESS)


BASIC MARGIN
(MILL. EUROS)
1,503
1,677
1,477
1,678
+14%
1Q 01
2Q 01
3Q 01
4Q 01
Y-O-Y CHANGE OF 7%



BASIC MARGIN BEFORE DIVIDENDS (MILL. EUROS)

1Q 01	2Q 01	3Q 01	4Q 01
1,417	1,491	1,412	1,553

+10%

BBVA

(MILL. EUROS)	2001	% YoY Change
PERSONNEL EXPENSES	2,084	1.3
GENERAL EXPENSES	814	0.7
OPERATING EXPENSES	2,898	1.1

NET REDUCTION IN HEADCOUNT AND BRANCHES IN 2001: 2,047 AND 244 RESPECTIVELY

BBVA

OPERATING INCOME
EX-MARKET OPS.
(MILL. EUROS)

1999	2000	2001
2,352	2,696	3,059

+14%

MARKET OPS.
(MILL. EUROS)
383
450
245
-46%
EXTRAORDINARY
196
100
170
1999
2000
2001
BBVA

OPERATING INCOME
(MILL. EUROS)

1999	2000	2001
2.735	3.145	3.304

+5%

BBVA

EFFICIENCY RATIO (%)

1999

2000

2001

BBVA

BBVA AMERICA

4Q01 CHANGE /
JAN-SEP AVERAGE

BBVA AMERICA


1,206
1,222
+1%
AVERAGE
JAN-SEP
4Q 01

BBVA AMERICA EX-ARGENTINA


1,030
1.087
+6%
AVERAGE
JAN-SEP
4Q 01

BBVA

Y-O-Y GROWTH IN LOCAL CURRENCY (%)

	LENDING TO RESIDENTS	FUNDS MANAGED
BBVA AMERICA	3%	7%
ARGENTINA	-35%	-12%
BBVA AMERICA EX-ARGENTINA	10%	10%

BBVA

PENSIONS BUSINESS:
FEES
(MILL. EUROS)

3Q00	4Q00	1Q01	2Q01	3Q01	4Q01
147	117	148	123	149	108

BBVA

NET FEES
(MILL. EUROS)

2H 00	1H 01	2H 01
904	1,058	1,120

+6%

BBVA

BASIC MARGIN (MILL. EUROS)

2H 00	1H 01	2H 01
3,247	3,362	3,657

+9%

BBVA

OPERATING COSTS (*)
(MILL. EUROS)

	2000	2001
Operating costs	3,780	3,775

-0.1%

(*) BANCOMER IN BASE

NET REDUCTION IN HEADCOUNT AND BRANCHES IN 2001: 7,479 AND 404 RESPECTIVELY


OPERATING INCOME
EX-MARKET OPS.
(MILL. EUROS)
984
1,192
1,403
+18%
2H 00
1H 01
2H 01
BBVA

MARKET OPS.
(MILL. EUROS)

2H 00	1H 01	2H 01
208	345	-22

BBVA

OPERATING INCOME (MILL. EUROS)

2H 00	1H 01	2H 01
1,191	1,537	1,381

BBVA


EFFICIENCY RATIO
(%)
60.7
57.6
51.4
BBVA
AMERICA
1999
2000
2001
BBVA

BBVA BANCOMER: PUBLIC INFORMATION HIGHLIGHTS


5,562
5,026
5,046
5,312
12.1
8.7
7.4
1Q 01
2Q 01
3Q 01
4Q 01
BBVA

(MILL. PESOS)

1H: 4,764

2H: 5,404

+13%

	1Q 01	2Q 01	3Q 01	4Q 01
	2,337	2,427	2,880	2,524

BBVA



(MILL. PESOS)
5,111
5,093
4,920
4,850
1Q 01
2Q 01
3Q 01
4Q 01
BBVA
38

- FINISHED IN OCTOBER, THE 8TH
- 590 BRANCHES CLOSED
- AFTER THE INTEGRATION, BBVA BANCOMER HAS THE LARGEST MEXICAN BANKING NETWORK, INTEGRATED IN A MODERN,SINGLE AND TECHNOLOGICALLY ADVANCED PLATFORM

MARKET SHARE
NUMBER OF BRANCHES

BBVA BANCOMER
BITAL
ANTANDER SERFIN

23.3% 1,803
20.5% 1,590
17.9% 1,389
15.6% 1,211
11.9%

ALL MARGINS PERFORMED WELL IN 4Q



HIGH PROVISIONS AND CAREFUL RISK CONTROL:

- Impact of the Argentinean crisis
- All-time low NPL and maximum coverage

STRONG CAPITAL BASE

NEW ORGANIZATIONAL FOCUS AND YEAR 2002

BBVA

IMPACT OF THE ARGENTINEAN CRISIS

	MILL. EUROS
BOOK VALUE B. FRANCÉS (68.3%) + CONSOLIDAR GROUP	1,047
CONSOLIDAR (109) AND B. FRANCÉS (14) GOODWILL	123
B. FRANCÉS SUBORD DEBT	170
TREASURY LINES (non existing)	-
TOTAL	**1,340**

IN CAPITAL ACCOUNTS

DEVALUATION EFFECT
1 Ps/$ => 1.7 Ps/$



321 MILL. EUROS

IN P&L

	(Mill. Euros)
100% PROVISION VTC B. FRANCES	989(*)
100% GOODWILL AMORTIZATION	123
100% SUBORDINATED DEBT PROVISIONED	170
TOTAL	**1,282**

(*) INCLUDES PROVISIONS AT SOURCE TO REDUCE B. FRANCES 2001 PROFIT TO ZERO

IMPACT ON EQUITY ACCOUNTING CONTRIBUTIONS FROM INDUSTRIAL PORTFOLIO

IN CAPITAL ACCOUNTS (DEVALUATION EFFECT)

214 MILL. EUROS

IN P&L (LOWER PROFIT)

72 MILL. EUROS

MILL. EUROS

EFFECT ON PRE-TAX PROFIT (1,282+72)	(1,354)
TAX AND MINORITIES	611
IMPACT ON ATTRIB. PROFIT	(743)

HIGHER THAN FORECASTED PROVISIONS EQUIVALENT TO 14% OF ATTRIBUTABLE PROFIT

STABLE NPL, WITH COVERAGE ON THE RISE

NPL RATIO (%)

BBVA AMERICA EXCL. ARGENTINA: 3.65%

DEC 00 MAR 01 JUN 01 SET 01 DEC 01

NPL RATIO DROPPED 9% IN BBVA AMERICA AND 15% WITHOUT ARGENTINA

COVERAGE RATE (%)

DEC 00
MAR 01
JUN 01
'SEP 01
DEC 01

... OVER 100% COVERAGE SINCE 1999

PROVISIONS
(MILL. EUROS)

EXTRA CHARGE

	1H 00	2H 00	1H 01	2H 01
Provisions	836	1,237	1,017	2,494
of which excluding extra charge				1,140

CAPITAL GAINS
(MILL. EUROS)

	1H 00	2H 00	1H 01	2H 01
Capital gains	679	935	713	493


BBVA

(MILL. EUROS)

1,430 OPERATING INCOME

\- 1,793 PROVISIONS

\+ 490 CAP. GAINS & OTHER INCOME

= 127 PRE-TAX PROFIT

\+ 420 TAXES & (*) MINOR.

= 547 ATTRIB. PROFIT

(*) Impact of Corporate Tax Reform = 250 Mill. Euros

MILL. EUROS	2001	Change Mill. Euros	Y-O-Y CHANGE
Operating Income	5,599	1,222	+28%
Equity Accounting	393	(196)	-33%
Provisions, cap. gains and others	(2,357)	1,268	+116%
PRE-TAX PROFIT	3,634	(242)	-6%
Tax and Minorities	(1,271)	373	-23%
ATTRIB. PROFIT	2,363	131	+6%

BBVA

(%); Euros	2000	2001
Op. Income /ATA	1.63	1.85
ROE	21.1	18.0
EPS (▲ YoY: +1.7%)	0.73	0.74
DPS (▲ YoY: +5.5%)	0.363	0.383
Efficiency Ratio	53.3	50.4

ALL MARGINS PERFORMED WELL IN 4Q

HIGH PROVISIONS AND CAREFUL RISK CONTROL:

- Impact of the Argentinean crisis
- All-time low NPL and maximum coverage

STRONG CAPITAL BASE

NEW ORGANIZATIONAL FOCUS AND YEAR 2002

(%)	31-12-01
Core capital	6.0
Tier I	8.5
B. of Spain Ratio	11.5
BIS Ratio	12.6
Preference shares/Basic Equity (%)	28.0

31.12.01
(MILL. EUROS)

2,022

LATAM BANKS GOODWILL

2,544

UNREALIZED CAPITAL GAINS

Surplus 26%

BBVA



ALL MARGINS PERFORMED WELL IN 4Q

HIGH PROVISIONS AND CAREFUL RISK CONTROL:

- Impact of the Argentinean crisis
- All-time low NPL and maximum coverage

STRONG CAPITAL BASE

NEW ORGANIZATIONAL FOCUS AND YEAR 2002

BBVA

- SOUND BALANCE-SHEET AND STRONG CAPITAL ACCOUNTS
- PROVEN COST MANAGEMENT CAPABILITIES
- WITH NETWORK INTEGRATION BEHIND, SPAIN SHOWS RECOVERY IN BUSINESS ACTIVITY
- HAVING JUST FINALIZED NETWORK INTEGRATION, MEXICO PROVIDES AN OPPORTUNITY FOR 2002
- AND ...

IT IS NOT A MATURE BUSINESS

OBSESSED WITH EFFICIENCY VS COST ANOREXIA

CONSEQUENTLY, WE HAVE DEVELOPED A NEW AND MORE AGILE ORGANIZATION

FOCUS ON VALUE CREATION → IN EVERY BUSINESS (41)

SIMPLIFIED → DECISION AUTONOMY

PRAGMATIC → GROWTH DRIVEN

BUSINESS UNIT	FOCUS
RETAIL BANKING SPAIN & PORTUGAL	DEVELOPMENT OF NEW MODELS AND CONSOLIDATION OF 2001 RECOVERY => Δ MARKET SHARE
CORPORATE BANK. & INVEST. BANKG.	GLOBAL VISION OF CLIENTS => A SINGLE UNIT
BBVA BANCOMER	COMMERCIAL RELAUNCHING & ECONOMIES OF SCALE

BUSINESS UNIT	FOCUS
BANKING AMERICA	REGIONAL FRANCHISE BUT INDIVIDUAL APPROACH BY COUNTRIES
• MGT. & PRIVATE. BANKG.	TO ANCIPATE THE RUPTURE OF THE VALUE CHAIN
INDUSTRIAL & REAL ESTATE GROUP	ONLY VALUE CREATION: ACTIVE MANAGEMENT

EPS GROWTH	10%
ROE	> 19%
EFFICIENCY	< 50%
OPERATING COSTS (EX-LATINAMERICA)	Zero Growth

OPTIMIZING EPS = CREATION OF VALUE

BBVA

BBVA GROUP: 2001 EARNINGS

30 January 2002

ADDENDA
BBVA-AMERICA

BBVA-AMERICA
NUMBER OF BRANCHES

(Banks + AFJP's)	**Dec - 01**	**Dec. - 00**	**% TAM**
México	2.260	2625	-13,9
Argentina	542	595	-8,9
Venezuela	398	430	-7,4
Brasil	483	410	17,8
Colombia	278	310	-10,3
Perú	196	221	-11,3
Chile	185	171	8,2
Puerto Rico	62	60	3,3
Panamá	19	16	18,8
Bolivia	7	14	-50,0
El Salvador	17	1	N/S
Resto	14	12	16,7
TOTAL	**4.461**	**4.865**	**-8,3**

BBVA-AMERICA
NUMBER OF EMPLOYEES

(Banks + AFJP's)	**Dec - 01**	**Dec - 00**	% TAM
México	29.756	34.121	-12,8
Venezuela	8.779	9.835	-10,7
Argentina	6.976	7.476	-6,7
Colombia	5.375	6.477	-17,0
Brasil	4.910	4.778	2,8
Chile	3.745	4.034	-7,2
Perú	2.865	2.806	2,1
Puerto Rico	1.164	1.198	-2,8
El Salvador	535	730	-26,7
Uruguay	263	254	3,5
Panamá	212	202	5,0
Bolivia	165	321	-48,6
Paraguay	90	82	9,8
TOTAL	**64.835**	**72.314**	**-10,3**

BBVA

BBVA-AMERICA
NPL RATIO

	% NPL RATIO		VAR.
	DEC.01	DEC.00	P.B.
CHILE	2,23	1,93	30
PANAMA	2,61	2,20	41
PUERTO RICO	2,69	2,45	24
BRASIL	3,16	2,55	61
MEJICO	3,37	5,54	-217
ARGENTINA	4,04	4,09	-5
COLOMBIA	5,28	7,10	-182
VENEZUELA	6,20	2,82	338
PERU	7,16	8,97	-181
BBVA-AMERICA	**3,73**	**4,64**	**-91**

BBVA-AMERICA
COVERAGE RATIO

	% COVERAGE RATIO		VAR.
	DEC.01	DEC.00	P.P.
PANAMA	414,45	308,01	106
ARGENTINA	326,07	99,18	227
MEJICO	319,55	260,08	59
COLOMBIA	190,30	141,74	49
PERU	171,62	137,16	34
CHILE	119,31	127,65	-8
VENEZUELA	114,75	272,16	-157
BRASIL	96,08	196,16	-100
PUERTO RICO	71,76	75,76	-4
BBVA-AMERICA	**251,98**	**205,66**	**46**

BBVA-AMERICA
DEPOSITS

	MILLIONS EUROS		% TAM	
	DEC.01	DEC.00	REAL	Sin T/C°
MEXICO	48.684	40.600	19,9	8,5
ARGENTINA	7.883	8.207	-4,0	-9,0
VENEZUELA	4.240	3.538	19,9	24,4
PUERTO RICO	3.099	2.641	17,3	11,1
PERU	2.997	2.635	13,8	5,2
CHILE	2.712	2.613	3,8	13,4
BRASIL	2.161	1.900	13,7	28,3
COLOMBIA	1.333	1.174	13,6	10,1
BBVA-AMERICA	73.722	63.929	15,3	7,8

BBVA-AMERICA MANAGED FUNDS

	MILLIONS EUROS		% TAM	
	DEC.01	DEC.00	REAL	Sin T/Cº
MEXICO	74.341	61.506	20,9	9,3
CHILE	16.078	15.596	3,1	12,7
ARGENTINA	13.734	14.713	-6,7	-11,5
COLOMBIA	5.566	4.205	32,4	28,3
VENEZUELA	5.001	5.047	-0,9	2,9
PERU	4.364	3.503	24,6	15,2
PUERTO RICO	3.348	2.746	21,9	15,5
BRASIL	2.161	1.900	13,7	28,3
BBVA-AMERICA	129.483	119.690	12,1	7,0

BBVA-AMERICA
NET LENDING

	MILLONES DE EUROS		% TAM	
	DIC.01	DIC.00	REAL	Sin T/Cº
MEXICO	17.699	15.649	13,1	1,6
ARGENTINA	7.553	6.754	11,8	6,3
PUERTO RICO	3.285	2.841	15,6	9,5
CHILE	2.814	2.714	3,7	13,2
BRASIL	2.411	1.603	50,4	73,2
VENEZUELA	2.403	2.247	6,9	12,9
PERU	1.585	1.542	2,8	-3,8
COLOMBIA	1.386	1.409	-1,6	2,2
BBVA-AMERICA	**40.036**	**35.605**	**12,4**	**7,7**

BBVA

BBVA-AMERICA
TOTAL ASSETS

	MILLIONS EUROS		% TAM	
	DEC.01	DEC.00	REAL	Sin T/Cº
MEXICO	71.080	57.250	24,2	13,0
ARGENTINA	11.333	11.995	-5,5	-11,0
BRASIL	6.390	5.443	17,4	44,0
VENEZUELA	6.043	6.055	-0,2	4,2
PUERTO RICO	5.764	5.404	6,7	1,0
CHILE	4.647	4.763	-2,4	6,4
PERU	3.739	3.314	12,8	7,2
COLOMBIA	2.983	2.591	15,1	11,6
BBVA-AMERICA	112.954	97.697	15,6	9,8

Item 4

BBVA

OTHER COMMUNICATIONS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., makes public the decision of strengthening its ownership of Banca Nazionale de Lavoro (BNL) increasing its stake up to 14.9%, having been informed the supervisor authorities and the directors of the Italian bank.

BBVA confirms its purpose, which is maintained since the privatisation of the company, backing the positive development and the tasks performed by the management team.

BNL is the fifth banking group of Italy for market capitalisation, with a network of 719 branches all over the Italian territory. The company offers services of global banking to firms, individuals and institutions.

Madrid, 30 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.